SILYNXCOM ltd.

19 Yad Ha’Harutzim St.

Netanya, 4250519, Israel

August 24, 2023

Via EDGAR

Thomas Jones

Geoff Kruczek

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Silynxcom Ltd. (the “Company,” “we,” “our” and similar terminology) Draft Registration Statement on Form F-1 Submitted June 14, 2023 CIK No. 0001976443

Dear Sirs:

The purpose of this letter is to respond to the comment letter of July 11, 2023, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned draft registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently submitting Amendment No. 1 to Form F-1 (“Amendment No. 1”).

Page references in our responses are to Amendment No. 1.

Draft Registration Statement on Form F-1 submitted June 14, 2023

Cover Page

1.	We note your disclosure elsewhere in the prospectus that you expect that you will be a controlled company following the completion of the offering. Please include similar disclosure on the cover page of your prospectus. Also explain the corporate governance exemptions available to you and the related risks to investors.

Response: We have revised the cover page to include the controlled company disclosure on the cover page of the prospectus by adding a paragraph titled “Implications of being a Controlled Company under the Companies Law” and adding a risk factor on page 3. We emphasized on the cover page that we will only be a controlled company under Israeli Companies Law, 5759-1999.

Risk Factors, page 7

2.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. To the extent this is a material risk for an investor in this offering, please revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: In response to the Staff’s comment, we have added a risk factor on page 18 on the likelihood that the trading price will be volatile, which could result in substantial losses to investors.

Thomas Jones
Geoff Kruczek
Division of Corporate Finance
Office of Manufacturing
Securities and Exchange Commission
August 24, 2023

The widespread outbreak of illness or any other communicable disease, page 9

3.	Given your disclosures on pages 9 and 16, please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had, or you reasonably expect to have, a material impact on your operations, supply chain liquidity or capital resources.

Response: In response to the Staff’s comment, we have deleted the paragraphs concerning COVID-19 after a re-evaluation of its impact on our operations, supply chain liquidity and capital resources.

Unstable market and economic conditions may have serious adverse consequences, page 12

4.	Please update the disclosure in this risk factor and the Management’s Discussion and Analysis section if recent inflationary pressures have materially impacted or are expected to materially impact your operations. In this regard, please identify the types of inflationary pressures you are facing and how your business has been affected.

Response: In response to the Staff’s comment, we have revised our disclosure on page 12 to discuss how global inflationary pressure can negative impact operations and cash flows and on page 12 to discuss how global rate increases, in response to inflation, may affect our borrowing and financing costs.

We may be a “passive foreign investment Company,” or PFIC, page 22

5.	Please clarify the reference in the first sentence of this risk factor to “we do not expect to be a PFIC for 2022 and we do not expect to become a PFIC in the future.”

Response: In response to the Staff’s comment, we have clarified that the Company was not a PFIC in 2022.

Financing Activities, page 37

6.	Please revise the disclosure in the first paragraph on page 38 to clarify the impact on the terms of the Amendment given the company did not complete a public offering by June 30, 2023. In this regard, we note the disclosure on page 38 that “the Amendment specified that, subject to the Investors’ commitment in the original agreement, we will work to complete a public offering on a U.S. stock exchange by June 30, 2023 with a minimum amount raised of $17 million.”

Response: In response to the Staff’s comment, we have revised the disclosure on page 38 to reflect the provisions from the Amendment regarding the impact of not completing the offering by June 30, 2023.

Business, page 40

7.	Please tell us whether you commissioned any of the third-party data presented in your document and, if so, please file the consent as an exhibit.

Response: We confirm that no third-party data presented in the document has been commissioned.

Thomas Jones
Geoff Kruczek
Division of Corporate Finance
Office of Manufacturing
Securities and Exchange Commission
August 24, 2023

Our Sales Process and Customers, page 47

8.	In light of the customers you chose to list in this section, please revise to identify the significant customers in the table.

Response: We note the Staff’s comment and respectfully advise that we have considered the impact and sensitivity of a potential disclosure of these major customers and believe that public disclosure of the significant customers’ identity would likely cause us competitive harm because some of these customers compete with each other. Additionally, all of these significant customers are in the domestic defense industry.

Major Milestones, page 49

9.	Please revise to provide specific, concrete disclosure about the milestones you list. For example, describe the “collaborations” you mention and why you believe they will result in significant revenue and what you mean by “significant.” Provide similar clarification regarding your disclosure about the army tenders.

Response: In response to the Staff’s Comment, we have revised the Major Milestones section on page 49 to provide clarification on the nature of the collaborations.

Employment and Service Agreements, page 56

10.	The disclosure on page F-65 indicates that the terms of employment will change after this offering. Please revise here to discuss those changes. Please also file as exhibits the agreements listed here and those with your directors.

Response: In response to the Staff’s comment, we shall invoke Item 601(a)(5) of Regulation S-K and choose to omit exhibits for the employment and advisory agreements described on pages 56-58. We agree to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

Beneficial Ownership of Principal Shareholders and Management, page 75

11.	Please tell us, with a view to disclosure, whether you entered into a Simple Agreement for Future Equity with any of the shareholders mentioned in the table on page 75. In this regard, we note the disclosure about the agreements in the second paragraph on page 38.

Response: In response to the Staff’s Comment, we confirm that none of the shareholders mentioned in the table on page 75 have entered into a Simple Agreement for Future Equity.

Audited Financial Statements, page F-1

12.	Please revise your audited financial statements to clearly disclose that amounts are presented in US dollars, and please revise your disclosures in the Notes to the Financial Statements to ensure all amounts disclosed are in your reporting currency of the US Dollar.

Response: In response to the Staff’s comment, we have revised the audited financial statements accordingly.

Thomas Jones
Geoff Kruczek
Division of Corporate Finance
Office of Manufacturing
Securities and Exchange Commission
August 24, 2023

Note 15. Commitments and Pledges, page F-43

13.	We note from your disclosure in Note 15 that you have entered into agreements to issue a variable number of shares to certain investors upon the completion of the IPO. We also note your disclosure on page 5 that all information in this prospectus assumes or gives effect to the ordinary shares issuable upon conversion of certain equity investment agreements (SAFEs) for aggregate proceeds of NIS 1.14m ($342 thousand) which will automatically convert upon the consummation of this offering. However, it does not appear that these shares are considered in the shares outstanding after the IPO as disclosed elsewhere in the filing. Given the provision for automatic conversion upon IPO completion, please revise the applicable sections of this document, such as Capitalization and Dilution, to ensure these shares are considered in shares outstanding after this offering.

Response: In response to the Staff’s comment, we have revised the relevant disclosure on pages 30, 32 and 77 accordingly.

Signatures, page II-5

14.	Please clearly indicate below the second paragraph of text required on the Form F-1 Signatures page who signed the document in the capacity of your controller or principal accounting officer.

Response: In response to the Staff’s comment, we have revised our disclosure on page II-5 to indicate that Ilan Akselrod will sign the document in the capacity of our principal financial and accounting officer.

General

15.	Please revise your filing, as applicable, to provide disclosure related to the direct or indirect impact that Russia’s invasion of Ukraine and the international response have had or may have on your business. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to Companies Regarding Disclosures Pertaining to Russia’s Invasion of Ukraine and Related Supply Chain Issues, issued by the staff in May 2022.

Response: In response to the Staff’s comment, we have revised our disclosure on page 16.

16.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential cyberattacks.

Response: In response to the Staff’s comment, we have revised our disclosure on page 16.

17.	Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Response: In response to the Staff’s Comment, we have revised our disclosure on page 16.

18.	Please revise to clarify the nature of your relationship with your customers, particularly the significant customers referenced on page 7. For example, do you have a written contract with them for a specified duration?

Response: In response to the Staff’s comment, we note that the nature of our relationship with our customers is based on one-off or repeated individual purchase orders, not of any specific duration on page 7.

*    *    *

Thomas Jones
Geoff Kruczek
Division of Corporate Finance
Office of Manufacturing
Securities and Exchange Commission
August 24, 2023

If you have any questions or require additional information, please call our attorneys Eric Victorson at (212) 660-3092 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

SILYNXCOM LTD.

By:	/s/ Nir Klein
Chief Executive Officer

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